UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-35192

CUSIP Number G7114V102

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D ☐	Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________

PART I — REGISTRANT INFORMATION

PINGTAN MARINE ENTERPRISE LTD.
Full Name of Registrant

18-19/F, Zhongshan Building A, No. 154 Hudong Road

Address of Principal Executive Office (street and number)

Fuzhou, China 350001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report ,semi-annual report, transition report onForm10-K, Form20-F,Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pingtan Marine Enterprise Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended March 31, 2021 (the “Q1 2021 Report”). The Company has determined that it is unable to file its Q1 2021 Report within the prescribed time period without unreasonable effort or expense.

As reported by the Company in its prior filings with the Securities and Exchange Commission (the “SEC”), the Company was unable to file on a timely basis its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”) due to circumstances related to the finalization of the Company’s audit procedures. The Company’s external auditor has not completed its procedures. The Company is still working diligently to complete the audit procedures and is continuing to have discussions with its external auditor regarding certain financial documentation, open audit questions and conclusions, and as of the date hereof has not filed the Annual Report. The audit committee of the Board of Directors of the Company intends to meet in the coming week to further assess the ongoing discussions regarding the audit procedures, documentation and audit related questions and conclusions. Given the delay in filing the Annual Report, the Company and its external auditor need additional time to complete certain reviews and analyses of certain financial and other related data and documentation and the Company is unable to file the Q1 2021 Report within the prescribed time period without unreasonable effort or expense.

The Company does not anticipate filing the Q1 2021 Report on or before May 24, 2021, the extended period provided for the filing under Rule 12b-25(b) of the Securities Exchange Act of 1934, as amended, and the Company is unable to predict a specific filing date for the Q1 2021 Report at this time. However, the Company intends to work diligently to file the Annual Report and the Q1 2021 Report as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xinrong Zhuo	86	591-8727-1266
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s preliminary unaudited results for the three months ended March 31, 2021 and 2020 are as follows:

	For the Three Months Ended March 31,
($ in thousands)	2021	2020
Statement of Income Data:
Revenue	$28,307	$17,307
Net (loss)income attributable to owners of the Company	$(7,982)	$7,665

The Company expects to report total revenues of approximately $28.3 million for the three months ended March 31, 2021, compared to total revenues of $17.3 million for the three months ended March 31, 2020. The increase in revenues is primarily attributable to the increase in the volume of species sold as more fishing vessels were put into operation in the first quarter of 2021.

The Company expects to report a net loss attributable to ordinary shareholders of approximately $8.0 million for the three months ended March 31, 2021, compared to net income attributable to ordinary shareholders of approximately $7.7 million for the three months ended March 31, 2020. The decrease in net income attributable to ordinary shareholders is primarily attributable to an increase in the cost of revenue.

The above results are subject to changes as the review of our financial statements for the three months ended March 31, 2021 has not been completed. Important factors that may cause actual results to differ materially from those in the disclosure herein include, but are not limited to, the possibility that the ongoing audit may require adjustments in the financial results estimated above.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned not to place undue reliance upon forward-looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

PINGTAN MARINE ENTERPRISE LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 18, 2021	By:	/s/ Xinrong Zhuo
Xinrong Zhuo, Chief Executive Officer

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